SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 10)

Determine, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
250660107
(CUSIP Number)
Neil S. Subin, 2336 S.E. Ocean Boulevard, #400, Stuart, Florida, 33405 (Tel.) (561) 287-5399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 22, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 6 pages

________________

¹ The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	250660107	13D/A10	Page 2 of 6

1	NAME OF REPORTING PERSON
Neil S. Subin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☒
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,049,651
	8	SHARED VOTING POWER
161,674
	9	SOLE DISPOSITIVE POWER
8,049,651
	10	SHARED DISPOSITIVE POWER
161,674

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,211,325
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.8%[1]
14	TYPE OF REPORTING PERSON*
OO

1 The percentages reported in this Schedule 13D/A are based upon 25,849,610 outstanding shares of common stock (as described in Item 5 hereto).

SCHEDULE 13D/A10

This constitutes Amendment No. 10 (this “Amendment”) to the statement on Schedule 13D filed on behalf of Neil S. Subin (“Mr. Subin” or “Reporting Person”), dated and filed January 23, 2018 (as amended, the “Statement”), relating to the common stock, $0.0001 par value per share (the “Common Stock” or “Shares”), of Determine, Inc. (the “Issuer”, the “Company” or “Determine”). The Company’s principal executive office is located at 5614 Connecticut Ave NW, Suite 257, Washington, DC 20015. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Explanatory Note:

This Schedule 13D is filed by Mr. Subin, with respect to Shares held by certain entities owned by or for the benefit of the family of the late Mr. Lloyd I. Miller, III (the “Miller Entities”) and does not include certain Shares reported separately by Alimco Financial Corporation (“Alimco”). Alimco has filed a Schedule 13D with respect to Shares held by Alimco. Certain of the Miller Entities hold approximately 85% of the outstanding shares of common stock of Alimco. Mr. Subin and Alimco respectively disclaim (i) the existence of, and membership in, a "group" under Section 13(d)(3) of the Securities Exchange Act of 1934, and (ii) beneficial ownership of the securities reported by the other reporting person.

Item 4.	Purpose of the Transaction

Item 4 of the Statement is hereby amended by adding at the end thereof the following:

The purpose of this Amendment is to report that, since the filing of Amendment No. 9 to the Statement on Schedule 13D dated April 22, 2019, Determine’s Plan of Liquidation and Distribution (the “Plan of Liquidation”) became effective on May 22, 2019. The Plan of Liquidation was approved by the Determine’s Board of Directors and its majority stockholders. As part of the Plan of Liquidation, the Company will pay all outstanding obligations, file a Certificate of Dissolution with the Secretary of State of the State of Delaware to dissolve the Company, distribute the remaining assets of the Company, and take all other actions as the Board of Directors deems necessary.

Pursuant to those certain Warrant Waiver and Amendment Agreements, by and between each of the Miller Entities and the Company, effective as of May 30, 2019, the following warrants were amended without consideration to expire as of May 30, 2019: (a)(i) a warrant to purchase 28,779 Shares, and (ii) a warrant to purchase 24,700 Shares, each held by LIM III - Trust A-4, (b)(i) a warrant to purchase 28,779 Shares, and (ii) a warrant to purchase 24,701 Shares, each held by MBM - Trust A-4, (c)(i) a warrant to purchase 15,988 Shares, (ii) a warrant to purchase 13,722 Shares, and (iii) a warrant to purchase 79,787 Shares, each held by Trust C, (d) a warrant to purchase 79,787 Shares held by Milfam I, (e) a warrant to purchase 79,787 Shares held by Trust Account, and (e)(i) a warrant to purchase 86,338 Shares, (ii) a warrant to purchase 74,102 Shares, and (iii) a warrant to purchase 79,787 Shares, each held by Milfam II.

The summary set forth above does not purport to be complete and is qualified in its entirety by reference to the Company’s (i) Schedule 14C filed on May 2, 2019, and (ii) Form 8-K filed on May 28, 2019.

Except as set forth herein or such as would occur upon completion of any of the actions discussed above, the Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person intends to review his investments in the Company on a continuing basis and engage in discussions with management and the Board concerning the business, operations, strategy and future plans of the Company, and otherwise with the objective of enhancing shareholder value. The Reporting Person may in the future take such actions with respect to his investments in the Company as he deems appropriate, including, without limitation, seeking Board representation, making proposals to the Company concerning changes to the capitalization, ownership structure, assets or operations of the Company, acquiring additional Shares or other securities, disposing of some or all of his Shares or other securities, engaging in short selling of or any hedging or similar transaction with respect to the Shares or other securities or changing his intention with respect to any and all matters referred to in Item 4.

The Reporting Person reserves the right to change plans and take any and all actions that the Reporting Person may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Company or his business or securities to the extent deemed advisable by the Reporting Person in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. The Reporting Person may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)       Mr. Subin may be deemed to beneficially own 8,211,325 Shares, which is equal to approximately 31.8% of the 25,849,610 outstanding Shares as reported in the Company’s Schedule 14C filed on May 2, 2019. As of the date hereof, (a) 354,789 of such beneficially owned Shares are owned of record by LIM III - Trust A-4, (b) 354,786 of such beneficially owned Shares are owned of record by MBM - Trust A-4, (c) 301,590 of such beneficially owned Shares are owned of record by Trust C, (d) 2,100 of such beneficially owned Shares are owned of record by Trust D, (e) 211,351 of such beneficially owned Shares are owned of record by Milfam I, (f) 159,574 of such beneficially owned Shares are owned of record by the Trust Account, (g) 6,576,315 of such beneficially owned Shares are owned of record by Milfam II, and (h) 250,820 of such beneficially owned Shares are owned by LIM Revocable Trust.

As reported by Alimco in a separate filing, Alimco may be deemed to beneficially own approximately 5,428,457 Shares, which is equal to approximately 21.0% of the 25,849,610 outstanding Shares. A director of Alimco also has beneficial ownership of Shares of the Company, as described in the report filed separately by Alimco. The Shares reported by Mr. Subin in this Filing do not include Shares reported separately by Alimco.

As reported by Alimco in a separate filing, Mr. Subin serves as a member of the Board of Alimco. Certain of the Miller Entities hold approximately 85% of the outstanding shares of common stock of Alimco. Alimco has separately reported beneficial ownership of certain securities of the Company held by Alimco, constituting in the aggregate approximately 21.0% of the outstanding Shares of the Company as described in such report. Each of Mr. Subin, the Miller Entities, and Alimco disclaims beneficial ownership of the Shares and other securities covered by this Amendment or securities convertible into or exercisable for Common Stock, other than any Shares or other securities reported herein as being directly owned by him or it, as the case may be. Mr. Subin and Alimco may be deemed to constitute a “group” for purposes of Section 13(d) the Exchange Act. Each of Mr. Subin and Alimco disclaims the existence of, and membership in, a “group” within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) thereunder.

(b)        Mr. Subin may be deemed to have sole voting and dispositive power for all Shares held by LIM III - Trust A-4, MBM - Trust A-4, Trust C, Milfam I, Milfam II, and LIM Revocable Trust. Mr. Subin may be deemed to have shared voting and dispositive power for all Shares held by Trust D and the Trust Account.

(c)       Not Applicable.

(d)       No Persons other than the Reporting Person have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

(e)       Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 30, 2019

By:	/s/Neil S. Subin
Neil S. Subin